EXHIBIT 99.1

Brookfield Corporation Reports Record Distributable Earnings Before Realizations of $5.4 billion

Quarterly Dividend Raised by 17%

Over $1 Billion Shares Repurchased in 2025

BROOKFIELD, NEWS, Feb. 12, 2026 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) announced strong financial results for the year ended December 31, 2025.

Nick Goodman, President of Brookfield Corporation, said, “We delivered strong financial results in 2025, supported by our asset management business recording $112 billion of inflows, the continued growth of our wealth solutions business, and our operating businesses generating resilient and growing cash flows.”

He added, “We were active on many fronts throughout the year, completing a record $91 billion of monetizations, deploying $126 billion of capital, and repurchasing over $1 billion of our shares. With record deployable capital of $188 billion and meaningful positive momentum across our business, we remain well positioned to deliver strong financial results for our shareholders.”

Operating Results

Distributable earnings (“DE”) before realizations increased by 11% over the prior year.

UNAUDITED
For the periods ended December 31	Three Months Ended		Years Ended
(US$ millions, except per share amounts)	2025	2024	2025	2024
Net income of consolidated business[1]	$1,681	$101	$3,235	$1,853
Net income attributable to Brookfield shareholders[2]	743	432	1,307	641
Distributable earnings before realizations[3]	1,499	1,498	5,386	4,871
– Per Brookfield share[3]	0.63	0.63	2.27	2.05
Distributable earnings[3]	1,587	1,606	6,008	6,274
– Per Brookfield share[3]	0.67	0.67	2.54	2.64

See endnotes on page 9.

Total consolidated net income was $1.7 billion for the quarter and $3.2 billion for the year. Distributable earnings before realizations were $1.5 billion ($0.63/share) for the quarter and $5.4 billion ($2.27/share) for the year.

Asset Management delivered record distributable earnings, supported by strong fundraising across our flagship and complementary strategies, increasing fee-bearing capital to $603 billion and driving a 22% increase in fee-related earnings to $3.0 billion for the year.

Wealth Solutions delivered strong growth, with distributable earnings increasing 24% compared to the prior year, supported by strong investment performance and continued expansion of the insurance asset base.

Operating Businesses continued to generate growing cash flows, supported by strong operating fundamentals and the quality of our underlying assets.

During the quarter and for the year, earnings from realizations were $88 million and $622 million, with total DE for the quarter and for the year of $1.6 billion ($0.67/share) and $6.0 billion ($2.54/share), respectively.

Regular Dividend Declaration

The Board declared a 17% increase in the quarterly dividend for Brookfield Corporation to $0.07 per share (representing $0.28 per annum), payable on March 31, 2026 to shareholders of record as at the close of business on March 17, 2026. The Board also declared the regular monthly and quarterly dividends on our preferred shares.

Operating Highlights

Distributable earnings before realizations were $1.5 billion ($0.63/share) for the quarter and $5.4 billion ($2.27/ share) for the year, representing an increase of 11% on a per share basis over the prior year. Total distributable earnings were $1.6 billion ($0.67/share) for the quarter and $6.0 billion ($2.54/share) for the year.

Asset Management

  DE was $746 million ($0.32/share) in the quarter and $2.8 billion ($1.17/share) for the year.
  Fundraising totaled $112 billion for the year, including $24 billion from our retail and wealth clients, driven by a broad range of complementary strategies and strong fundraising across our flagship strategies, which included the final closes of our energy transition strategy, our opportunistic credit strategy, and our largest opportunistic real estate strategy to date.
  Fee-bearing capital increased by 12% to $603 billion, supporting a 22% increase in fee-related earnings to $3.0 billion for the year.
  With strong fundraising visibility, including the launch of our latest flagship private equity fund and our inaugural AI infrastructure fund, we are well positioned to deliver another year of meaningful growth.

Wealth Solutions

  DE was $430 million ($0.18/share) in the quarter and $1.7 billion ($0.71/share) for the year.
  Retail and institutional annuity sales totaled $20 billion for the year, increasing insurance assets to $143 billion, with 85% of annuities written during the year having a term of five years or longer. We launched our institutional funding agreement program during the year, contributing over $2 billion to inflows.
  We continued to improve the performance of our P&C business by focusing on a more targeted set of specialty lines. This drove a 73% increase in underwriting profitability over the prior year and contributed to a reduction in the overall cost of our insurance liabilities.
  During the year, we deployed $13 billion into Brookfield-managed strategies across our investment portfolio at an average yield of 8.5%.
  Several key strategic initiatives were achieved in 2025, including receiving shareholder approval for the acquisition of Just Group in the U.K., entering the Japanese market, and making meaningful progress toward broader U.S. private wealth distribution.
  We ended the year with $12.7 billion of book equity, which earns today $1.9 billion of annualized cashflows, supporting a 15% return on equity and valued by us at ±$28 billion.

Operating Businesses

  DE was $460 million ($0.19/share) in the quarter and $1.6 billion ($0.68/share) for the year.
  Cash distributions were supported by the strong operating earnings of our renewable power and transition, infrastructure and private equity businesses.
  Operating fundamentals across our real estate portfolio continue to strengthen, with our super core assets ending the year at 96% occupancy and our core plus portfolio at 95%. We had a strong year of leasing activity, and signed 27 million square feet of office and retail space, underpinned by long-term leasing commitments from large, creditworthy tenants, including Visa and Moody’s.
  During the year, we made meaningful progress advancing partnerships that further scale our businesses such as the agreements with Google to supply hydroelectric power, with NVIDIA to support the build-out of AI factories, and with the U.S. government to accelerate the development of nuclear power in the U.S.

Earnings from the monetization of mature assets were $88 million ($0.04/share) for the quarter and $622 million ($0.27/share) for the year.

  During the year, we advanced a record $91 billion of asset sales across the business, reflecting the return of transaction activity across most asset classes supported by improved market sentiment and strong buyer demand for high-quality, cash-generative businesses.
  Monetization activity included $24 billion in real estate, $22 billion in infrastructure, $12 billion in renewable power, and $33 billion of other diversified assets across our operating businesses. Substantially all sales were completed at or above our carrying values, returning significant value to our clients.
  Total accumulated unrealized carried interest was $11.6 billion at year end, net of $88 million realized into income in the quarter and $560 million over the year. With continued progress returning capital to investors and with an active pipeline of monetizations, we are well positioned to realize significant carried interest into income over the next three years.

We ended the quarter with a record $188 billion of capital available to deploy into new investments.

  We have record deployable capital of $188 billion, which includes $77 billion of cash, financial assets and undrawn credit lines at the Corporation, our affiliates and our wealth solutions business, as well as
  $111 billion of uncalled private fund commitments.
  Our balance sheet remains conservatively capitalized, with corporate debt at the Corporation carrying a weighted-average term of 15 years. We continue to maintain an A- or equivalent rating on our unsecured senior debt across all major rating agencies.
  Capital markets improved meaningfully during the year, providing liquidity for real assets and driving increased transaction activity. We executed approximately $175 billion of financings across the franchise. Recent highlights include:
    At the Corporation, we issued C$1 billion of 7-year and 30-year term notes at favorable spreads, reflecting continued strong market demand and the strength of our credit profile.
    In real estate, we successfully refinanced a $1.5 billion term loan at the operating company level, supporting a diversified portfolio of multifamily, office, and retail assets, as well as a $1.2 billion CMBS loan at our North America logistics portfolio, and issued €500 million of bonds at our German office REIT, demonstrating strong capital markets access for high-quality assets.
  During the year, we returned $1.6 billion of capital to our shareholders via regular dividends and share repurchases, including the repurchase of over $1 billion of Class A shares in the open market at an average price of $36, which represents an approximate 50% discount to our view of intrinsic value at quarter end of $68.

CONSOLIDATED BALANCE SHEETS

Unaudited	December 31		December 31
(US$ millions)	2025		2024
Assets
Cash and cash equivalents		$16,242		$15,051
Other financial assets		30,033		25,887
Accounts receivable and other		46,289		40,509
Inventory		8,849		8,458
Equity accounted investments		79,881		68,310
Investment properties		85,613		103,665
Property, plant and equipment		165,992		153,019
Intangible assets		38,496		36,072
Goodwill		43,355		35,730
Deferred income tax assets		4,221		3,723
Total Assets		$518,971		$490,424

Liabilities and Equity
Corporate borrowings		$14,301		$14,232
Accounts payable and other		62,348		60,223
Non-recourse borrowings of managed entities		245,311		220,560
Subsidiary equity obligations		3,808		4,759
Deferred income tax liabilities		27,009		25,267

Equity
Non-controlling interests	$118,308		$119,406
Preferred equity	4,090		4,103
Common equity	43,796	166,194	41,874	165,383
Total Equity		166,194		165,383
Total Liabilities and Equity		$518,971		$490,424

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited
For the periods ended December 31	Three Months Ended		Years Ended
(US$ millions, except per share amounts)	2025	2024	2025	2024
Revenues	$20,156	$19,426	$75,100	$86,006
Direct costs[1]	(12,277)	(11,977)	(46,594)	(58,199)
Other income and gains	740	52	2,386	1,247
Equity accounted income	1,028	1,034	2,557	2,729
Interest expense
– Corporate borrowings	(187)	(183)	(742)	(727)
– Non-recourse borrowings
Same-store	(3,854)	(3,796)	(16,184)	(15,888)
Dispositions, net of acquisitions[2]	(43)	—	861	—
Upfinancings2	(288)	—	(1,035)	—
Corporate costs	(22)	(20)	(78)	(76)
Fair value changes	(759)	(1,759)	(1,522)	(2,520)
Depreciation and amortization	(2,699)	(2,417)	(10,379)	(9,737)
Income tax	(114)	(259)	(1,135)	(982)
Net income	1,681	101	3,235	1,853
Net (income) loss attributable to non-controlling interests	(938)	331	(1,928)	(1,212)
Net income attributable to Brookfield shareholders	$743	$432	$1,307	$641

Net income per share[3]
Diluted	$0.30	$0.17	$0.49	$0.20
Basic	0.31	0.17	0.51	0.21

1.  Direct costs disclosed above exclude depreciation and amortization expense.
2.   Interest expense from dispositions, net of acquisitions, and upfinancings completed over the year ended December 31, 2025.
3.   Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

SUMMARIZED FINANCIAL RESULTS

DISTRIBUTABLE EARNINGS

Unaudited
For the periods ended December 31	Three Months Ended		Years Ended
(US$ millions)	2025	2024	2025	2024
Asset management	$746	$694	$2,767	$2,645

Wealth solutions	430	421	1,671	1,350

BEP	115	107	454	428
BIP	89	84	356	336
BBU	6	8	24	35
BPG	235	351	737	855
Other	15	12	31	(28)
Operating businesses	460	562	1,602	1,626

Corporate costs and other	(137)	(179)	(654)	(750)
Distributable earnings before realizations[1]	1,499	1,498	5,386	4,871
Realized carried interest, net	88	108	560	403
Disposition gains from principal investments	—	—	62	1,000
Distributable earnings[1]	$1,587	$1,606	$6,008	$6,274

1.   Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

RECONCILIATION OF NET INCOME TO DISTRIBUTABLE EARNINGS

Unaudited
For the periods ended December 31	Three Months Ended		Years Ended
(US$ millions)	2025	2024	2025	2024
Net income	$1,681	$101	$3,235	$1,853
Financial statement components not included in DE:
Equity accounted fair value changes and other	418	448	3,503	2,679
Fair value changes and other	1,055	1,685	2,189	2,652
Depreciation and amortization	2,699	2,417	10,379	9,737
Disposition gains in net income	(520)	(659)	(2,366)	(1,234)
Deferred income taxes	(293)	82	(771)	(341)
Non-controlling interests in the above items[1]	(3,515)	(2,560)	(10,860)	(10,570)
Less: realized carried interest, net	(88)	(108)	(560)	(403)
Working capital, net	62	92	637	498
Distributable earnings before realizations[2]	1,499	1,498	5,386	4,871
Realized carried interest, net	88	108	560	403
Disposition gains from principal investments	—	—	62	1,000
Distributable earnings[2]	$1,587	$1,606	$6,008	$6,274

1.   DE is a non-IFRS measure proportionate to the interests of shareholders and therefore excludes items in income attributable to non-controlling interests in non-wholly owned subsidiaries.
2.   Non-IFRS measure – see Non-IFRS and Performance Measures section on page 9.

EARNINGS PER SHARE

Unaudited
For the periods ended December 31	Three Months Ended		Years Ended
(millions, except per share amounts)	2025	2024	2025	2024
Net income	$1,681	$101	$3,235	$1,853
Non-controlling interests	(938)	331	(1,928)	(1,212)
Net income attributable to shareholders	743	432	1,307	641
Preferred share dividends[1]	(43)	(41)	(167)	(168)
Net income available to common shareholders	700	391	1,140	473
Dilutive impact of exchangeable shares of affiliate	3	3	12	12
Net income available to common shareholders including dilutive
impact of exchangeable shares	$703	$394	$1,152	$485

Weighted average shares[3]	2,244.5	2,262.4	2,247.4	2,267.3

Dilutive effect of conversion of options, escrowed shares[2] and
exchangeable shares of affiliate[3]	122.5	121.6	120.4	109.5
Shares and share equivalents[3]	2,367.0	2,384.0	2,367.8	2,376.8
Diluted earnings per share[3]	$0.30	$0.17	$0.49	$0.20

1.   Excludes dividends paid on perpetual subordinated notes of $2 million (2024 – $2 million) and $10 million (2024 – $10 million) for the three months and year ended December 31, 2025, which are recognized within net income attributable to non-controlling interests.
2.   Dilution of management share option plan and escrowed stock plan measured using treasury stock method.
3.   Adjusted to reflect the three-for-two stock split completed on October 9, 2025.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months and year ended December 31, 2025, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter and year ended December 31, 2025, which have been prepared using IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The amounts have not been audited by Brookfield Corporation’s external auditor.

Brookfield Corporation’s Board of Directors has reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Distributions.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Corporation’s 2025 Fourth Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield Corporation’s website under the Reports & Filings section at www.bn.brookfield.com.

To participate in the Conference Call today at 10:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI05aa338a69c24655a385c99f447d7557. Upon registering, you will be emailed a dial-in number and a unique PIN. The Conference Call will also be webcast live at https://edge.media-server.com/mmc/p/gk98ibhd. For those unable to participate in the Conference Call, the telephone replay will be archived and available until February 12, 2027. To access this rebroadcast, please visit: https://edge.media-server.com/mmc/p/gk98ibhd.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.bn.brookfield.com or contact:

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

Non-IFRS and Performance Measures

This news release and accompanying financial information are based on IFRS Accounting Standards, as issued by the IASB, unless otherwise noted.

We make reference to Distributable Earnings (“DE”). We define DE as the sum of distributable earnings from our asset management business, distributable operating earnings from our wealth solutions business, distributions received from our ownership of investments, realized carried interest and disposition gains from principal investments, net of earnings from our Corporate Activities, preferred share dividends and equity-based compensation costs. We also make reference to DE before realizations, which refers to DE before realized carried interest and realized disposition gains from principal investments. We believe these measures provide insight into earnings received by the company that are available for distribution to common shareholders or to be reinvested into the business.

Realized carried interest and realized disposition gains are further described below:

  Realized Carried Interest represents our contractual share of profits generated within a private fund after achieving our clients’ minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.
  Realized Disposition Gains from Principal Investments are included in DE because we consider the purchase and sale of assets from our directly held investments to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period DE.

We use DE to assess our operating results and the value of Brookfield Corporation’s business and believe that many shareholders and analysts also find this measure of value to them.

We may make reference to Operating Funds from Operations (“Operating FFO”). We define Operating FFO as the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis.

We may make reference to Net Operating Income (“NOI”), which refers to our share of the revenues from our operations less direct expenses before the impact of depreciation and amortization within our real estate business. We present this measure as we believe it is a key indicator of our ability to impact the operating performance of our properties. As NOI excludes non-recurring items and depreciation and amortization of real estate assets, it provides a performance measure that, when compared to prior periods, reflects the impact of operations from trends in occupancy rates and rental rates.

We disclose a number of financial measures in this news release that are calculated and presented using methodologies other than in accordance with IFRS. These financial measures, which include DE, should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities.

We provide additional information on key terms and non-IFRS measures in our filings available at www.bn.brookfield.com.

Endnotes
1.	Consolidated basis – includes amounts attributable to non-controlling interests.
2.	Excludes amounts attributable to non-controlling interests.
3.	See Reconciliation of Net Income to Distributable Earnings on page 6 and Non-IFRS and Performance Measures on page 9.

Notice to Readers

Brookfield Corporation is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “goal,” “intend,” “plan,” “seek,” “strive,” “will,” “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the impact of current market or economic conditions on our business, the future state of the economy or the securities market, the anticipated allocation and deployment of our capital, our fundraising targets, our target growth objectives and the impact of acquisitions and dispositions on our business.

Although Brookfield Corporation believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations and sanctions; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including asset management, wealth solutions, renewable power and transition, infrastructure, private equity, real estate and corporate activities; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release or such other date specified herein. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward- looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of appropriate opportunities or otherwise).

Target returns and growth objectives set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield Corporation in relation to the investment strategies being pursued, any of which may prove to be incorrect. There can be no assurance that targeted returns or growth objectives will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield Corporation’s control, the actual performance of the business could differ materially from the target returns and growth objectives set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns and growth objectives. No assurance, representation or warranty is made by any person that the target returns or growth objectives will be achieved, and undue reliance should not be put on them.

No statements contained herein with respect to tax consequences are intended to be, or should be construed to be, legal or tax advice, and no representation is made with respect to tax consequences. Shareholders are urged to consult their legal and tax advisors with respect to their circumstances.

When we speak about our wealth solutions business or Brookfield Wealth Solutions, we are referring to Brookfield’s investments in this business that supported the acquisitions of its underlying operating subsidiaries.